SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JANUARY 30, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(1 646) 284-9400
ialmeida@hfgcg.com

Free Translation

BRASIL TELECOM S.A.
CORPORATE TAXPAYERS’ REGISTRY: 76.535.764/0001 -43
BOARD OF TRADE 5330000622-9
PUBLICLY HELD COMPANY

MINUTES OF THE MEETING OF THE HOLDERS OF THE DEBENTURES OF THE
4TH ISSUANCE, BEING THE 3RD PUBLIC, OF NON-CONVERTIBLE DEBENTURES
HELD ON JANUARY 30TH, 2006

(Drafted in summary form in accordance with Article 130, Paragraphs 1 and 2 of Law 6.404/76)

I. PLACE, TIME AND DATE: January 30, 2006, at 2:30 p.m., at Brasil Telecom S.A.’s (the “Company” or the “Issuer”) headquarters, located in the city of Brasilia, Federal District, at SIA SUL, ASP, LOTE D, BLOCO B.

II. ATTENDANCE: Attended by the holders of the debentures representing 91.19% (ninety one point nineteen percent) of the outstanding debentures (the “Debentures’ Holders”) of the 4th issuance, being the 3rd public, of debentures of the Company (the “4th Issuance”) in accordance with the signatures contained in the List of Attendance of the Debentures’ Holders. The meeting was also attended by the representatives of the Company, Mr. Charles Laganá Putz and Mr. Raimundo Barretto Bastos and by the representative of the Fiduciary Agent - Pentágono S.A. DTVM, Mr. Maurício da Costa Ribeiro.

III. CHAIRMAN AND SECRETARY: Mr. Luiz Fabiano Gomes Godoi, as Chairman, and Mr. Humberto Nagasawa Miki, as Secretary.

IV. SUMMON: By notices published on January 9th, 10th and 11th, 2006 in the following newspapers: (i) Jornal de Brasília, (ii) Jornal Valor Econômico and (iii) Diário Oficial da União.

V. AGENDA:
1. Examine, discuss and deliberate on management’s proposal (the “Proposal”) for the adjustment of the financial covenant related to the ratio between the Consolidated EBITDA and the Consolidated Financial Expenses, provided for in

Section 4.19.1. (e)(i) of the Indenture of the 4th Issuance – Escritura Pública de Debêntures.

VI. CLARIFICATIONS:

1. The representative of the Company requested the floor, which was given to him by the Chairman, in order to clarify that, as a result of a detailed review of the future projections of its financial results as of the third quarter of 2006, the Company intended to exclude from the agenda of the present Meeting of the Debentures’ Holders item (ii) of the Proposal, due to the fact that management believes the Company will continue to comply, as of the fourth quarter of 2006, with a ratio between the Consolidated EBITDA and the Consolidated Financial Expenses equal or higher than 2.25, as currently set forth in section 4.19. (e)(i) of the Indenture of the 4th Issuance – Escritura Pública de Debêntures.

In view of the clarification presented by the Company, the Debentures’ Holders unanimously agreed, without any restriction, to exclude item (ii) of the Proposal from the agenda.

VII. READING OF DOCUMENTS, VOTES, AND DRAFTING OF THE MINUTES:

1. The reading of the documents relating to the resolutions to be considered in this Meeting was unanimously dismissed by the Debentures’ Holders since such documents are of their entire knowledge.

2. Any statements related to votes, protests and objections, if presented, shall be numbered in sequence, received and certified by the table and filed in the Company’s headquarters, in accordance with Article 130, Paragraph 1 of Law 6.404/76.

3. The drafting of the minutes of the Meeting to be made in summary form and its publication with the omission of the signatures of the Debentures’ Holders were authorized, in accordance with Article 130, Paragraphs 1 and 2 of Law 6.404/76, respectively.

VIII. RESOLUTIONS: After discussion of matters related to the agenda, the proposal was approved by the unanimity of the votes of the Debentures’ Holders representing 91.19% (ninety one point nineteen percent) of the debentures of the 4th Issuance the Proposal of the Company aiming at adjusting the ratio between the Consolidated EBITDA and the Consolidated Financial Expenses, provided for in Section 4.19. (e)(i) of the Indenture of the 4th Issuance – Escritura Pública de Debêntures, from equal or higher than 2.25, to equal or higher than 1.50, as of the fourth quarter of 2005 until and including the third quarter of 2006.

In view of the approval of the Proposal, it was recorded in the minutes the approval by all Debentures’ Holders in attendance to the entering into of an amendment to the Indenture of the 4th Issuance - Escritura Pública de Debêntures, in order to contractually formalize said resolution.

IX. CLOSING: With no further issues to decide upon, the meeting was adjourned for the drafting of the minutes of the Meeting, which after being read and approved by all persons in attendance, was signed by the Debentures’ Holders in attendance, by the Chairman, by the Secretary, by the representative of the Fiduciary Agent and by the Company’s representatives.

Brasília, January 30, 2006

_____________________________________________________
Secretary

“The Debentures have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer